EXHIBIT 99.1

RUBICON MINERALS CORPORATION

Condensed Consolidated Interim Financial Statements

(Stated in Canadian Dollars)

Third Quarter Ended September 30, 2015

(Unaudited)

44 Victoria Street, Suite 400, Toronto Ontario M5C 1Y2
Tel: 416-766-2804   Toll free: 1-866-365-4706   Fax:  416-642-2299   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets (Unaudited)
(in Canadian dollars, in thousands)

	September 30, 2015	December 31, 2014 (as restated, Note 3)	January 1, 2014 (as restated, Note 3)
Assets
Current assets
Cash and cash equivalents (note 5)	$51,997	$120,164	$67,828
Temporary investments (note 6)	-	-	10,036
Marketable securities (note 6)	-	825	467
Accounts receivable	1,480	2,476	1,414
Prepaid expenses and supplier advances	834	997	923
Inventories (note 7)	3,305	-	-
	57,616	124,462	80,668
Restricted cash and deposits (note 8)	1,515	3,461	7,407
Property, plant and equipment (note 9)	228,190	165,491	87,486
	$287,321	$293,414	$175,561

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 11)	$19,049	$41,011	$22,008
Current portion of long-term debt (note 12)	2,082	682	203
	21,131	41,693	22,211
Non-current liabilities
Deferred income taxes	-	-	25
Long-term debt (note 12)	65,945	2,889	-
Provisions and other liabilities (note 13)	9,494	2,263	2,794
Warrant liability (note 14)	3,949	-	-
Gold stream facility (note 15)	90,910	72,937	-
	191,429	119,782	25,030

Equity
Share capital (note 16)	657,322	629,806	523,043
Contributed surplus (note 16)	41,995	27,512	25,377
Warrant reserve (note 16)	-	11,097	-
Accumulated other comprehensive income	-	129	(115)
Deficit	(603,425)	(494,912)	(397,774)
	95,892	173,632	150,531
	$287,321	$293,414	$175,561
The accompanying notes are an integral part of these consolidated financial statements.

Commitments and Contingencies (note 20) Subsequent Events (note 21)

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss (Unaudited)
(in Canadian Dollars, in thousands except for share data)

	For the three months ended September 30		For the nine months ended September 30

	2015	2014	2015	2014
		(as restated, Note 3)		(as restated, Note 3)
Expenses
Exploration and evaluation expenditures, net (note 3,10)	$27,272	$23,184	$95,194	$54,159
Consulting and professional fees (note 17)	195	89	982	2,862
Depreciation	973	712	2,741	1,617
General and administrative (note 18)	686	620	2,025	1,595
Investor relations (note 19)	78	83	325	379
Salaries and benefits	1,213	916	4,566	3,170
Share based compensation (note 16)	1,100	523	3,487	1,322
Loss before other items	(31,517)	(26,127)	(109,320)	(65,104)
Interest and other income (expense)	(1,527)	505	(2,044)	1,316
Foreign exchange losses	(5,390)	(145)	(8,832)	(107)
Option payments received in excess of property costs	14	4	116	157
Impairment loss on marketable securities	-	(16)	(86)	(16)
Loss on sale of investments	-	-	(24)	~~-~~
Loss on sale of assets	(119)	-	(119)	-
Other fair value adjustment on financial liabilities (note 14, 15)	8,722	572	10,223	(565)
Loss before income taxes	(29,817)	(25,207)	(110,086)	(64,319)
Deferred income tax recovery (note 16)	428	236	1,573	188
Net loss for the period	$(29,389)	$(24,971)	$(108,513)	$(64,131)

Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax
Fair value adjustment on available for sale financial instruments (net of tax):
Marketable securities and other investments	-	(40)	(239)	272
Realized loss on sale of marketable securities and impairment loss on marketable securities, recycled to net income	-	16	110	16
Other comprehensive income (loss) for the year	-	(24)	(129)	288
Comprehensive loss	$(29,389)	$(24,995)	$(108,642)	$(63,843)
Basic and diluted income (loss) per common share	$(0.07)	$(0.07)	$(0.28)	$(0.18)
Weighted average number of common shares outstanding	394,802,406	368,744,244	385,905,444	345,736,676
The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
(in Canadian dollars, in thousands except for share data)

	Number of Shares	Share Capital	Contributed Surplus	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2014	288,814,103	$523,043	$25,377	$-	$(115)	$(93,072)	$455,233
Cumulative effect of exploration and evaluation expenditures policy change (Note 3(a))	-	-	-	-	-	(304,702)	(304,702)
Balance at January 1, 2014, as adjusted	288,814,103	523,043	25,377	-	(115)	(397,774)	150,531
Public offering	74,290,000	103,261		11,889			115,150
Public offering – unit issuance costs		(6,987)		(792)			(7,779)
Share-based payments – administration			1,163				1,163
Share-based payments – property			98				98
Shares issued to settle obligation	375,141	300					300
Flow-through share offering	7,060,000	10,943					10,943
Flow-through share offering – issuance costs		(756)					(756)
Unrealized gain on available-for-sale investments					272		272
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income					16		16
Net loss for the period						(64,131)	(64,131)
September 30, 2014	370,539,244	$629,804	$26,638	$11,097	$173	$(461,905)	$205,807

	Number of Shares	Share Capital	Contributed Surplus	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2015	370,539,244	$629,806	$27,512	$11,097	$129	$(104,227)	$564,317
Cumulative effect of exploration and evaluation expenditures policy change (Note 3(a))	-	-	-	-	-	(390,685)	(390,685)
Balance at January 1, 2015, as adjusted	370,539,244	629,806	27,512	11,097	129	(494,912)	173,632
Share-based payments – administration			3,120				3,120
Share-based payments – property			391				391
Shares issued to settle obligation	789,002	840	(125)				715
Unrealized loss on available-for-sale investments					(239)		(239)
Realized loss on sale of marketable securities and impairment loss on marketable securities, recycled to net income					110		110
Value of expired warrants transferred to contributed surplus			11,097	(11,097)			-
Flow-through share offering	23,600,000	28,635					28,635
Flow-through share offering – issuance costs		(1,959)					(1,959)
Net loss for the period						(108,513)	(108,513)
September 30, 2015	394,928,246	$657,322	$41,995	$-	$-	$(603,425)	$95,892

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
(in Canadian Dollars, in thousands)

	For the three months ended September 30		For the nine months ended September 30
	2015	2014 (as restated, Note 3)	2015	2014 (as restated, Note 3)
Operating activities
Net loss for the year	$(29,389)	$(24,971)	$(108,513)	$(64,131)
Items not involving cash:
Accretion	8	16	27	50
Depreciation	973	712	2,741	1,617
Impairment loss on marketable securities	-	16	86	16
Share-based compensation	1,100	524	3,487	1,323
Option receipts	-	-	(39)	(79)
Interest and other income	(158)	(526)	(482)	(1,366)
Loss on sale of investments	-	-	24	-
Other gains and losses	(128)	-	(128)	-
Deferred income tax	(428)	(236)	(1,574)	(188)
Unrealized foreign exchange loss (gain)	5,384	102	8,791	18
Other fair value adjustment on financial liabilities	(8,723)	(572)	(10,222)	564
Changes in non-cash working capital:
Accounts receivable and other current assets	(138)	(201)	(3,206)	3
Accounts payable and accrued liabilities	(312)	1,056	3,193	4,206
Interest paid	(1,327)	-	(2,030)	-
Interest received	78	520	546	1,435
Net cash from (used in) operating activities	(33,060)	(23,560)	(107,299)	(56,532)
Investing activities
Temporary investments	-	-	-	10,000
Expenditures on property, plant and equipment	(3,746)	(18,259)	(71,950)	(34,020)
Proceeds from disposal of property, plant, and equipment	115	-	115	-
Proceeds on sale of marketable securities	-	-	624	-
Restricted cash	7,750	-	1,946	3,911
Net cash used in investing activities	4,119	(18,259)	(69,265)	(20,109)
Financing activities
Issuance of units, net of issue costs	-	-	-	107,330
Issuance of common shares, net of issue costs	89	11,287	28,250	11,287
Proceeds from gold stream facility	-	-	15,767	33,286
Proceeds from loan facility	167	-	57,814	-
Repayment of finance lease obligation	(326)	(73)	(864)	(203)
Net cash from financing activities	(70)	11,214	100,967	151,700
Effect of exchange rate changes on cash	3,633	1,539	7,430	338
Increase (decrease) in cash and cash equivalents	(25,378)	(29,066)	(68,167)	75,397
Cash and cash equivalents, beginning of the period	77,375	172,291	120,164	67,828
Cash and cash equivalents, end of the period	$51,997	$143,225	$51,997	$143,225
See Supplemental Cash Flow and Non-Cash Activities (note 5),

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

1.	NATURE OF OPERATIONS

Rubicon Minerals Corporation (the “Company”) has been primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its head office at 44 Victoria Street, Suite 400, Toronto, Ontario M5C 1Y2.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory, or other constraints which may hinder the successful operation and expansion of its properties, obtaining financing to complete exploration and development, and upon future profitable production or proceeds from disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements” have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the CPA Canada Handbook – Accounting, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements should be read in conjunction with the December 31, 2014 consolidated financial statements. These interim financial statements were authorized for issuance by the Audit Committee on behalf of the Board of Directors on November 11, 2015.

These interim   financial statements follow the same accounting principles and methods of application as disclosed in the   consolidated financial statements as at and for the year ended December 31, 2014 except as noted below and may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS.

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation, and increases the understanding of the Company’s operations and results in classifications that are more comparable to its peers.

b)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, and other than as described below in impairment of non-current non-financial assets and financial liabilities at fair value through profit and loss, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Company’s assets and liabilities as recorded at September 30, 2015.

The most significant judgments and estimates made by management in preparing the Company’s consolidated financial statements are described as follows:

Impairment of non-current non-financial assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

At each reporting period, management reviews property plant and equipment for indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, using a post-tax discount rate. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal, using a pre-tax discount rate.

If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at September 30, 2015, certain impairment indicators were identified and an impairment assessment for the Phoenix Gold Project related property, plant and equipment assets was completed, which included an estimate of the fair value less costs to sell of these assets using the related Phoenix Gold Project’s model projections.

Management’s impairment assessment did not result in the identification of an impairment loss as of September 30, 2015.  Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade and estimated operating costs that differ from current projections, along with increases to estimated capital costs may trigger an impairment that could be material.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

Financial liabilities at fair value through profit and loss

As discussed in Note 14 – Warrant Liability, the Company entered into a secured loan facility with CPPIB Credit Investments Inc (“CPPIB”) for US $50,000 on May 12, 2015.  As part of the loan facility the Company granted CPPIB 10,000,000 common share purchase warrants (“Warrant”) exercisable on or before May 12, 2020, at a price of $1.715 per Warrant.  The Company reviewed the terms of the Warrant agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. As the Warrant agreement meets the criteria for treatment as a financial liability through profit and loss, the Company designated it as such with initial and subsequent measurement at fair value.

Fair value of the Warrant Liability on initial recognition and in subsequent periods is determined using the Black-Scholes option pricing model. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as other fair value adjustments.

As discussed in Note 15 - Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold Inc. and its subsidiary (“Royal Gold”) on February 10, 2014. The Company reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company concluded that the agreement represents an embedded derivative within a host debt instrument (the purchase and sale agreement for gold). As the entire hybrid contract meets the criteria for treatment as a financial liability at fair value through profit and loss, the Company designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

3.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Change in accounting policy

Under IFRS 6 – “Exploration and Evaluation of Mineral Resources” (“IFRS 6”), the Company had historically capitalized its expenditures on exploration and evaluation (“E&E”) activities.

During the period ended September 30, 2015, the Company adopted a voluntary change in accounting principle, as permitted and accepted under IFRS, with respect to E&E expenditures.  The Company’s new policy on accounting for exploration and evaluation expenditures is to expense these costs until such time as the technical feasibility and

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

commercial viability has been established that supports the future development of the property, and such development receives appropriate board approvals.

The Company re-evaluated the policy for accounting for such expenditures as a result of the identified additional complexity of the Phoenix Gold Project’s F2 Gold Deposit revealed during the trial stoping period, which now requires a reassessment of the geological interpretation and has resulted in a suspension of underground activities (see Note 21).  The Company has determined that such a voluntary change in accounting policy results in financial statements providing more reliable and more relevant information.  The change in accounting policy is consistent with the accounting conceptual framework for the recognition of assets, and is an accepted accounting practice in the mining industry.  This change in accounting policy has been applied to all of the Company’s exploration activities for all properties.

Under the previous accounting policy the Company was required to perform an impairment assessment on the carrying value of the exploration and evaluation assets.  As of September 30, 2015, certain impairment indicators were noted, and may have resulted in an impairment charge, however, no impairment test was required given the change in policy adopted by the Company.

In accordance with IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors”, the change in accounting policy has been made retrospectively and the comparatives have been restated accordingly to all periods presented, as if the policy had always been applied.  The following table summarizes the impact of the above voluntary change in accounting principle on affected line items within the Company’s consolidated balance sheet, comprehensive loss, and cash flows:

Selected Balance Sheet Items

	January 1, 2014			December 31, 2014
	As previously reported	Cumulative Change	As restated	As previously reported	Cumulative Change	As restated

Exploration and evaluation assets:

Phoenix Gold Project, Ontario	$288,592	$(288,592)	$-	$374,515	$(374,515)	$-

Other Red Lake Properties, Ontario	8,993	(8,993)	-	9,053	(9,053)	-

Nevada-Utah Properties, USA	7,117	(7,117)	-	7,117	(7,117)	-

	304,702	(304,702)	-	390,685	(390,685)	-

Accumulated deficit:	$(93,072)	$(304,702)	$(397,774)	$(104,227)	$(390,685)	$(494,912)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Selected Items from Statement of Comprehensive Loss

	Year Ended December 31, 2014
	As previously reported	Change	As restated
Exploration and evaluation expenditures	$-	$83,445	$83,445
Share based compensation	1,603	146	1,749
Depreciation	83	2,392	2,475
Net loss for the year	(11,155)	(85,983)	(97,138)
Comprehensive loss	$(10,911)	$(85,983)	$(96,894)
Basic and diluted loss per common share	$(0.03)	$(0.24)	$(0.27)

Selected Items from Statement of Cash Flows

	Year Ended December 31, 2014
	As previously reported	Change	As restated
Net loss for the year	$(11,155)	$(85,983)	$(97,138)
Share based compensation	1,603	146	1,749
Depreciation	83	2,392	2,475
Changes in non-cash operating working capital

Accounts Payable and Accrued Liabilities	1,952	4,354	6,306

Investing

Expenditures on exploration and evaluation assets	$(79,091)	$79,091	$-

(b)	New accounting policies

Long-term Incentive Plan

In the first quarter of 2015 the Company established a Long-Term Incentive Plan consisting of Restricted Share Units and Performance Share Units for directors and certain employees of the Company.  Each performance share unit (“PSU”) has the same value as one Common Share of the Company at the prevailing market price on the TSX.  The initial fair value of the PSU is calculated as of the grant date and is subsequently amortized as part of compensation expense over the vesting period.  The PSUs vest based on the Company achieving certain performance targets over a three year period and are settled in shares.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Each restricted share unit (“RSU”) has the same value as one Common Share of the Company at the prevailing market price on the TSX.  The initial fair value of the RSU is calculated as of the grant date and is subsequently amortized as part of compensation expense over the vesting period.  The RSUs vest one-third on the first, second and third anniversary of the grant date and are settled in shares.

Inventories

Inventories may include materials and supplies, mineralized material in stockpile, in-circuit, and finished metal. Inventories are valued at the lower of cost and net realizable value.  Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing in each product to its present location and condition.

Net realizable value is determined with reference to relevant market prices, less estimated applicable costs of completion.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset.  A qualifying asset is one that takes a substantial period of time to get ready for its intended use.  Capitalization of borrowing costs ceases when the asset is completed and ready for productive use.  All other borrowing costs are recognized as finance costs in the period in which they are incurred.

(c) New standards and interpretations not yet adopted

IFRS 15, “Revenue from Contracts with Customers”

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the effect of this standard on our financial statements.

IFRS 9, “Financial Instruments”

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the classification and measurement of financial assets. It also introduces a new expected credit loss model for calculating impairment for financial assets. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the effect of this standard on our financial statements.

4.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

4.     FINANCIAL INSTRUMENTS (continued)

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial assets recognized at fair value consist of marketable securities having a fair value of $nil (December 31, 2014 - $825) and were measured in accordance with Level 1 of the above hierarchy.

The Company’s financial liabilities recognized at fair value through profit and loss consist of the Gold Stream Facility having a fair value of $90,910 (December 31, 2014 - $72,937) and measured in accordance with Level 3 of the above hierarchy, and the Warrant Liability having a fair value of $3,949 (December 31, 2014 - $nil), and measured in accordance with Level 2 of the above hierarchy.

The fair value of long-term debt approximates the carrying amount of $68,027 (December 31, 2014 - $3,571).

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash and cash equivalents at September 30, 2015 amounted to $51,997 (December 31, 2014 - $120,164).  These cash and cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

As the Company’s policy is to limit excess cash investments to deposits or investments with or guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at September 30, 2015 amounted to $58 (December 31, 2014 - $3).

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments, finance lease obligations, and debt service payments.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates may have an effect on future cash flows associated with the Company’s US dollar denominated cash balances and financial instruments. Fluctuations in the CAD/USD exchange rate may result in a decrease or increase in foreign exchange income or expense. As at September 30, 2015, the foreign exchange risk related to the US dollar denominated Gold Stream Facility and Loan Facility was partially offset by the US dollar denominated cash balance.

A change in the CAD/USD exchange rate of 1.0% on the September 30, 2015 US dollar denominated balances related to the Gold Streaming Facility, Loan Facility, and cash balances, would result in a change to net loss of approximately $1,282.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

4.     FINANCIAL INSTRUMENTS (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0%, on the September 30, 2015 balance of cash and cash equivalents, over a year, would result in a change to net loss of approximately $520.

5.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	September 30, 2015	December 31 2014
Cash	$11,372	$8,850
Government of Canada treasury bills, provincial government promissory notes, and bank guaranteed investment certificates on high interest savings accounts.	40,625	111,314
Cash and cash equivalents	$51,997	$120,164

The Company has excluded from net cash from (used in) investing activities for the three and nine months ended September 30, 2015, changes in accounts payable relating to property, plant and equipment expenditures of $2,962 and $14,585 (September 30, 2014 – $5,980 and $7,150).

6.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value at September 30, 2015 of $nil (December 31, 2014 - $825).  Market values are based on quoted prices in an active market.

7.	INVENTORIES

Inventories are comprised of the following:

	September 30, 2015	December 31 2014
Stockpiles	$552	$-
In-circuit	1,744	-
Finished metal	617	-
Materials and supplies	392	-
Inventories	$3,305	$-

8.	RESTRICTED CASH AND DEPOSITS

Restricted cash of $388 at September 30, 2015 (December 31, 2014 - $58) consists of GICs deposited as security for a letter of credit relating to other credit facilities.

Restricted deposits of $1,127 at September 30, 2015 (December 31, 2014 - $3,403) consist of a deposit made in relation to a rebate program the Company entered into with a Provincial grid operator.  During the third quarter of 2015 the Company replaced a restricted deposit, in the amount of $7,750, with a performance guarantee as security for a letter of credit in relation to certain power agreements the Company entered into to secure electric grid power requirements for the Phoenix Gold project.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

9.      PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction	Office Equipment	Mine-site Equipment	Leased Equipment	Mine-site Buildings	Total
	$	$	$	$	$	$
Cost
Balance, January 1, 2014	63,896	1,227	13,572	-	12,886	91,581
Additions	71,937	244	2,067	4,134	2,099	80,481
Transfers	(2,971)	-	-	-	2,971	-
Balance, December 31, 2014	132,862	1,471	15,639	4,134	17,956	172,062
Additions	54,744	280	190	10,470	-	65,684
Disposals	-	-	(292)	-	-	(292)
Balance, September 30, 2015	187,606	1,751	15,537	14,604	17,956	237,454
Accumulated depreciation
Balance, January 1, 2014	-	696	2,226	-	1,173	4,095
Depreciation for the year	-	258	1,083	413	722	2,476
Balance, December 31, 2014	-	954	3,309	413	1,895	6,571
Depreciation for the period	-	185	1,153	804	598	2,740
Disposals	-	-	(47)	-	-	(47)
Balance, September 30, 2015	-	1,139	4,415	1,217	2,493	9,264
Carrying amounts
December 31, 2014	132,862	517	12,330	3,721	16,061	165,491
September 30, 2015	187,606	612	11,122	13,387	15,463	228,190

10.   EXPLORATION AND EVALUATION EXPENDITURES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
	$	$	$	$
Phoenix Gold Project, Red Lake Ontario	27,258	23,180	95,137	54,100
Other Red Lake Properties, Ontario	14	4	57	59
	27,272	23,184	95,194	54,159

For the three and nine months ended September 30, 2015, proceeds from precious metal sales from exploration and evaluation activities on the Phoenix Gold Project of $2,461 (Sept 30, 2014 - $nil) were applied as a reduction of exploration and evaluation expenditures.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2015	December 31, 2014
Trade payables	$3,270	$10,473
Construction holdbacks	939	2,067
Compensation payables	2,717	1,905
Accrued liabilities	12,123	26,556
Other	-	10
Accounts payable and accrued liabilities	$19,049	$41,011

12.	LONG-TERM DEBT

	September 30, 2015	December 31, 2014
Loan facility (a)	$58,143	$-
Finance lease obligations (b)	9,884	3,571
	68,027	3,571
Less: current portion of finance lease obligation	(2,082)	(682)
Long-term debt	$65,945	$2,889

(a)	Loan Facility

Total
$
Balance, as at January 1, 2015	-
New debt – loan facility	60,320
Transaction costs	(2,506)
Fair value of warrants issued	(6,885)
Amortization of discount	564
Foreign exchange revaluation impact	6,650
Balance, September 30, 2015	58,143

On May 12, 2015, the Company entered into a secured loan facility with CPPIB Credit Investments Inc (“CPPIB”) for US $50,000.  The loan bears interest at a rate of 7.50% per annum payable in cash on a quarterly basis.  Until May 12, 2017 the Company has the option of converting the current applicable interest rate of 7.50% per annum to an interest rate of 8.25% consisting of a 4.00% cash portion, payable on a quarterly basis, and a 4.25% portion, payable in kind.

The principal amount of the Loan Facility is due and payable on the maturity date, May 12, 2020.  The Loan Facility is secured by a pledge of substantially all of the assets of the Company and its subsidiary.  The US$50.0 million was drawn on May 12, 2015 and the Company granted CPPIB 10,000,000 common share purchase warrants (“Warrants”) exercisable on or before May 12, 2020, at a price of $1.715 per Warrant.  Transaction costs related to the Loan Facility amounted to $2.5 million.  The proceeds from the Loan Facility are for the development of the Phoenix Gold Project.

The Loan Facility agreement contains a covenant to achieve commercial production, defined as 60 consecutive days of 875 tonnes per day of processed mineralized material at the Phoenix Gold Project, by February 12, 2016.  The Company is currently in discussions with CPPIB to ensure it remains in compliance with its obligations under the Loan Facility agreement during the period of the PPIP.

As the Loan Facility is denominated in US dollars, foreign exchange represents the effect of the change in the CAD/USD exchange rate between the date of receipt of funds and the reporting date.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

12.	LONG-TERM DEBT (continued)

During the three and nine months ended September 30, 2015 the Company paid interest of $1,176 and $1,869 related to the Loan Facility.

(b)	Finance Lease Obligations

The Company has finance lease obligations in respect of equipment at the Phoenix Gold Project. The lease agreements have a thirty-six or sixty month term, carry an incremental borrowing rate of 2.9% or 4.5%, and allow the Company to purchase the assets at the end of the term for a nominal amount.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$2,483	$8,438	$10,921
Less amount representing interest	(401)	(636)	(1,037)
Finance lease obligation	$2,082	$7,802	$9,884

13.	PROVISIONS AND OTHER LIABILITIES

Provisions are comprised of the following:

	September 30, 2015	December 31, 2014
Provision for closure and reclamation (a)	$2,894	$2,263
Provision for power agreements (b)	6,600	-
Provisions and other liabilities	$9,494	$2,263

(a)	Provision for Closure and Reclamation

The Company’s provision for closure and reclamation is for its Phoenix Gold Project. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability as of September 30, 2015 is $2,894 (December 31, 2014 - $2,263).

The estimated closure costs of the Phoenix Gold Project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 14 years from September 30, 2015, and then discounted back to the year-end using an estimate of the risk free rate as of September 30, 2015 of 1.45% (December 31, 2014 – 1.79%).  Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future estimated liability, amounting to $604 (December 31, 2014 - $(595)), was recognized on September 30, 2015 with an offsetting amount expensed through exploration and evaluation expenditures.

Changes to this provision during the year are summarized as follows:

Balance January 1, 2014	$2,794
Accretion	64
Revision of estimate	(595)
Balance December, 31, 2014	2,263
Accretion	27
Revision of estimate	604
Balance September 30, 2015	$2,894

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

13.	PROVISIONS AND OTHER LIABILITIES (continued)

(b)	Provision for power agreements

In February 2015, the Company entered into certain agreements necessary to secure long-term power requirements for the Phoenix Gold Project.  The cost to the Company, as a result of these agreements, is dependent on a number of factors including the cost to construct the power infrastructure upgrades and power load consumption.

During the nine months ended September 30, 2015, the Company initiated and completed power infrastructure upgrade activities which triggered the recognition of a liability and a corresponding asset.  The current estimated value of the future liability as of September 30, 2015 is $6,600 (December 31, 2014 - $nil).

14. WARRANT LIABILITY

As discussed in Note 12 – Long Term Debt, the Company entered into a secured loan facility with CPPIB for US$50,000 on May 12, 2015.  As part of the loan facility the Company granted CPPIB 10,000,000 Warrants exercisable on or before May 12, 2020, at a price of $1.715 per Warrant.

The following is a summary of the changes in the Company’s Warrant Liability:

Total
$
Balance, as at January 1, 2015	-
Initial fair-value recognition of warrant liability	6,885
Other fair value adjustments recorded in the period:	(2,936)
Balance, as at September 30, 2015	3,949

Other fair value adjustments represent the net effect of changes in the variables included in the Black-Scholes option pricing model between the date of initial fair-value recognition and the reporting date. These variables include share price, risk-free interest rate, expected stock price volatility, expected life of the Warrants, and expected dividend yield.

15. GOLD STREAM FACILITY

On February 10, 2014, the Company entered into a Gold Stream Facility with Royal Gold pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% of future gold production thereafter. In consideration, Royal Gold agreed to pay US$75,000 to the Company as a deposit on the purchase price.

As at September 30, 2015, the Company had received the full US$75,000 deposit.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment.  In addition, the Company will receive a cash payment equal to 25% of the spot gold price. After the deposit has been drawn down to $nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

Upon expiry of the 40-year term of the agreement, any balance remaining unpaid, relating to the US$75,000 deposit, shall be refunded to Royal Gold.  The Gold Stream Facility continues to the end of the mine life.

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100,000 of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50,000 of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50,000 divided by US$50,000.  As discussed in Note 12 – Long Term Debt, on May 12, 2015, the Company entered into a debt financing with CPPIB for US$50,000 that qualified as ranking in priority to the Gold Stream Facility deposit.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

15. GOLD STREAM FACILITY (continued)

The following is a summary of the changes in the Company’s Gold Stream Facility:

Total
$
Balance, as at January 1, 2014	-
Funds advanced during the year	69,901
Fair value adjustments recorded in the year:
Foreign exchange	2,723
Other fair value adjustments	313
Balance, as at December 31, 2014	72,937
Funds advanced during the period	15,767
Payment deposit reduction	(79)
Fair value adjustments recorded in the period:
Foreign exchange	6,170
Other fair value adjustments	(3,885)
Balance, as at September 30, 2015	90,910

Other fair value adjustments represent the net effect on the Gold Stream Facility of changes in the variables included in the Company’s valuation model between the date of receipt of funds and the reporting date. These variables include loan accretion, risk free interest rate, forward gold price forecast, Company specific credit spread and expected gold ounces to be delivered.  For the three and nine months ended September 30, 2015 other fair value adjustments include accretion of $2,472 and $6,149 (September 30, 2014 - $638 and $1,406).  As the Gold Stream Facility is denominated in US dollars, foreign exchange represents the effect of the change in the CAD/USD exchange rate between the date of receipt of funds and the reporting date.

As of September 30, 2015, the Company has delivered 75 ounces of gold to Royal Gold, which amounted to a reduction on the deposit of $79.

16.	SHARE CAPITAL

(a)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options:

	Nine Months Ended September 30, 2015		Year Ended December 31, 2014
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period	16,942,430	3.28	15,320,230	3.59
Granted	3,566,517	1.49	4,690,000	1.48
Exercised(1)	-	-	-	-
Forfeited/expired	(3,411,696)	5.04	(3,067,800)	2.05
Outstanding at end of period	17,097,251	2.74	16,942,430	3.28
Exercisable at end of period	11,157,430	3.39	11,779,097	4.00

(1) No options were exercised during nine months ended September 30, 2015 or the year ended December 31, 2014.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

16.   SHARE CAPITAL (continued)

The following is a summary of outstanding stock options:

September 30, 2015
Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$1.17 - $1.51	4,526,653	1.45	3.64
$1.52 - $1.86	3,379,835	1.54	4.18
$1.87 - $3.77	3,839,433	2.41	2.31
$3.78 - $5.80	5,351,330	4.81	0.82
Total Stock Options	17,097,251	2.74	2.56

The fair value of stock options granted during the period has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Weighted average exercise price	$1.49	$1.31
Risk-free interest rate	1.03%	1.30%
Expected life	3.7 Years	3.7 Years
Expected volatility	70.30%	65.40%
Expected dividend yield	Nil	Nil

During the three and nine months ended September 30, 2015, the Company recorded share-based payments expense, related to stock options, of $459 and $1,789 (September 30, 2014 - $519 and $1,252). The fair value of each stock option is accounted for over the vesting period of the stock options and the related credit is included in share-based payments.

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of options granted during the nine months ended September 30, 2015 is $0.82 (September 30, 2014 - $0.53).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the share price.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the options granted, 400,000 stock options vested within 1 year of the grant date and the remaining 1,000,000 stock options (the “Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. As of September 30, 2015 500,000 of these Performance Stock Options are vested and 500,000 remain unvested. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.  These stock options are included in all the above stock option tables.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

16.  SHARE CAPITAL (continued)

The fair value of the Performance Stock Options granted are estimated at the grant date using the Black Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized to subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the three and nine months ended September 30, 2015 is $nil and $95 (September 30, 2014 - $115 and $288).

(b)   Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARs”):

	Nine months Ended September 30, 2015		Year Ended December 31, 2014
	Number of SARS	Weighted Average Exercise Price	Number of SARS	Weighted Average Exercise Price
		$		$
Balance at the beginning of the year	400,000	3.71	400,000	3.71
Granted	-	-	-	-
Exercised	-	-	-	-
Converted to stock options	-	-	-	-
Outstanding, end of the period	400,000	3.71	400,000	3.71
Exercisable, end of the period	400,000	3.71	400,000	3.71

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At September 30, 2015, the total liability outstanding for SARs calculated using the Black-Scholes option pricing model was $nil (December 31, 2014 - $24).

(c)   Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,150.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share.  The proceeds are inclusive of an overallotment option which was fully exercised on closing.

Unit issuance costs were $7,672 including an underwriter’s commission of 5% of the gross proceeds.

Proceeds and related issue costs of the offering have been allocated between Share Capital and Warrant Reserve based on the pro-rata value of the underlying share and half warrant of the unit.  For the purposes of this allocation a share value on closing of the offering of $1.52 a Share and a Black-Scholes calculated value of $0.175 for each half Warrant were used. The assumptions used to value the Warrant include an expected life of one year, 81.5% volatility, a risk free rate of 1.04% and expected dividends of $nil.

The Warrants expired on March 12, 2015 unexercised.  Upon expiration $11,097 was transferred from the Warrant Reserve to Contributed Surplus.

 (d)   July 2014 Flow-Through Share Offering

On July 23, 2014, the Company closed a public flow-through share offering of 7,060,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.70 per flow-through share for aggregate gross proceeds of $12,002. $10,943 was recorded in share capital and the remaining $1,059 representing the implied premium was recorded as flow-through share premium liability. In connection with the offering, the Company incurred share issuance costs of $757 including

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

16.   SHARE CAPITAL (continued)

an underwriter’s commission representing 5% of the gross proceeds. As at December 31, 2014, the Company had spent the full gross proceeds of the offering of $12,002 on eligible expenditures and the full amount of the flow-through share premium liability has been reversed. The expenditures were renounced to investors in February 2015 with an effective renunciation date of December 31, 2014.

(e)   April 2015 Flow-Through Share Offering

On April 9, 2015, the Company closed a public flow-through share offering of 23,600,000 common shares on a “flow-through” basis under the Income Tax Act (Canada) at a price of $1.28 per flow-through share for aggregate gross proceeds of $30,208.  $28,635 was recorded in share capital and the remaining $1,573, representing the implied premium, was recorded as flow-through share premium liability.  In connection with the offering, the Company incurred share issuance costs of $1,959 including an underwriter’s commission representing 5% of the gross proceeds.  As at September 30, 2015, the Company estimates it has spent the full gross proceeds of the offering of $30,208 on eligible expenditures and the full amount of the flow-through share premium liability has been reversed.  The Company expects the full amount of the offering will be renounced to investors with an effective renunciation date of December 31, 2015.

(f)   Long-Term Incentive Plan

In January 2015 the Company granted 506,767 RSUs.  The amortized value of the RSUs at September 30, 2015 was $343 (December 31, 2014 - $nil).  During the three and nine months ended September 30, 2015, the Company recorded share-based payments expense, related to the RSUs, of $140 and $343 (September 30, 2014 - $nil).

In January 2015 the Company granted 1,480,263 PSUs.  The amortized value of the PSUs at September 30, 2015 was $1,379 (December 31, 2014 - $nil).  During the three and nine months ended September 30, 2015, the Company recorded share-based payments expense related to the PSUs of $501 and $1,379 (September 30, 2014 - $nil).

17.  CONSULTING AND PROFESSIONAL FEES

Consulting and professional fees for the three and nine months ended September 30, 2015 include $nil (September 30, 2014 - $22 and $2,134) related to advisory and negotiation fees with respect to the Gold Stream Facility as disclosed in Note 15.

18.	GENERAL AND ADMINISTRATIVE

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Insurance	$73	$100	$241	$300
Office and rent	367	268	989	517
Transfer agent and regulatory filing fees	56	68	335	350
Travel and accommodation	190	181	460	421
Other	-	3	-	7
	$686	$620	$2,025	$1,595

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2015 and 2014
(in Canadian Dollars, in thousands except for share data)

19.  INVESTOR RELATIONS

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Salaries and benefits	$53	$60	$214	$209
Travel and accommodation	5	7	39	57
Shareholder communication	18	14	67	97
Other	2	2	5	16
	$78	$83	$325	$379

20.	COMMITMENTS AND CONTINGENCIES

(a)
The Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold Project:

	September 30, 2015	December 31, 2014
Less than 1 year	$1,398	$24,720
Between 1 and 2 years	581	1,336
After 2 years	373	-
Total	$2,352	$26,056

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

(c)
In February 2015 the Company entered into certain agreements necessary to secure the remaining electric grid power requirements for the Phoenix Gold Project once it enters production.  The cost to the Company as a result of these agreements is dependent on a number of factors including the cost to construct the required power line upgrades.

As of September 30, 2015 the estimated cost of these agreements, in excess of amounts accrued and as described in Note 13 - Provisions and Other Liabilities, is estimated to be between $2,700 and $16,500.  The balance remains unaccrued as it is contingent on uncertain future events.

21.	SUBSEQUENT EVENTS

On November 3, 2015, the Company announced the suspension of underground activities at the Phoenix Gold Project.  In conjunction with the suspension of underground activities at the Phoenix Gold Project the Company has announced the introduction of the Phoenix Project Implementation Plan which is expected to be completed by the second quarter of 2016.